

May 23, 2012

Via E-Mail
George F. McKenzie
Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Boulevard, Suite 800
Rockville, MD   20852

> **Re: Washington Real Estate Investment Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-06622**

Dear Mr. McKenzie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012

Our Portfolio, page 5

1.   We note your disclosure regarding tenant concentration. Please tell us what consideration you gave to disclosing your tenant-type concentration in the "professional, scientific, and technical services" NAICS classification.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.   We note your disclosure that a "same-store" property is one that, among others, is stabilized from an occupancy standpoint. Please tell us and disclose in future

filings what level of occupancy a property should reach to be considered stabilized for purposes of evaluating comparative operating performance.

Dividends, page 46

3.   We note your disclosure of the numerous factors that the Board may consider when determining the dividend rate. Given the relationship between your net cash provided by operating activities and your dividends paid in the last two years, in future Exchange Act periodic reports, to the extent the dividend is maintained at the current rate, please provide a more detailed explanation of the most significant factors actually considered by the Board in setting the dividend.

Results of Operations, page 35

4.   We note that you disclose in a number of places average rental rate per square foot. Please tell us how tenant concessions, such as free rent, impact this metric.

Liquidity and Capital Resources, page 43

Common Equity, page 46

5.   In future Exchange Act periodic reports, please disclose the amount of shares remaining on your sales agency financing agreement.

Capital Commitments, page 46

6.   We note your disclosure regarding current development projects. In future Exchange Act periodic reports, please expand your development disclosure to identify the anticipated completion date.

Signatures, page 58

7.   Please tell us if Ms. Franklin is also your principal accounting officer or controller. Refer to General Instruction D(2)(a) of Form 10-K for guidance.

Consolidated Statements of Income, page 63

8.   Please refer to your disclosure on page 47 and 74 relating to the impairment charge on your Dulles Station, Phase II property. Please tell us how ASC 360-10-45-4 supports your presentation of impairment losses below real estate operating income.

9.   Please explain your basis for including acquisition costs below operating income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief